                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM T-3.

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE

                          TRUST INDENTURE ACT OF 1939.

                              ROADHOUSE GRILL, INC.
--------------------------------------------------------------------------------
                               (Name of Applicant)

               2703-A GATEWAY DRIVE, POMPANO BEACH, FLORIDA 33069
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

         TITLE OF CLASS                                    AMOUNT

  5% Unsecured Notes due 2007               $___,000,000 (plus accrued interest)

Approximate date of proposed issuance:      August 30, 2002.

Name and address of agent for service:      Ayman Sabi, President
                                            Roadhouse Grill, Inc.
                                            2703-A Gateway Drive
                                            Pompano Beach, FL  33069

                                            With a copy to:

                                            Gerald A. Jeutter, Jr., Esq.
                                            Kilpatrick Stockton LLP
                                            3737 Glenwood Avenue, Suite 400
                                            Raleigh, NC 27612


         The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effective date until the applicant shall file a further amendment which specifically states that this application shall thereafter become effective in accordance with Section 307(c) of the Trust Indenture Act of 1939 or until the application shall become effective on such date as the Commission, acting pursuant to said Section 307(c), may determine.

                                     GENERAL

         1. GENERAL INFORMATION. Furnish the following as to the applicant:

                  (a)      Form of organization. Corporation.

                  (b) State or other sovereign power under the laws of which organized. Florida.

         2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

         Roadhouse Grill, Inc., a Florida corporation (the "Company"), proposes to issue, as part of its Second Amended and Restated Chapter 11 Plan of Reorganization As Modified Under Chapter 11, Title 11, United States Code, Filed by Roadhouse Grill, Inc. (the "Plan of Reorganization"), its 5% Unsecured Notes due 2007 (the "Unsecured Notes"). Pursuant to the Plan of Reorganization, the creditors of the Company will receive Unsecured Notes, 5% Secured Notes due 2010 (the "Secured Notes") or common stock of the Company, in the amounts specified in the Plan of Reorganization. On June 12, 2002, the United States Bankruptcy Court for the Southern District of Florida (the "Bankruptcy Court") approved the Company's Second Amended and Restated Disclosure Statement in Support of Chapter 11 Plan of Reorganization, As Modified Under Chapter 11, Title 11, United States Code, Filed by Roadhouse Grill, Inc. (the "Disclosure Statement") as containing "adequate information" for the purpose of soliciting votes of holders of claims against the Company for acceptance or rejection of the Plan of Reorganization (Case No. 02-20382-BKC-RBR). A copy of the Disclosure Statement, with the Plan of Reorganization annexed thereto as an exhibit, is attached hereto as Exhibit T3E. The Unsecured Notes are to be issued under an indenture (the "Indenture") between the Company and State Street Bank and Trust Company, a form of which is attached hereto as Exhibit T3C.

         The Company believes that the issuance of the Unsecured Notes and Secured Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization,
(ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of securities contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

                                  AFFILIATIONS

         3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         (a) Please see Items 4 and 5.

         (b) The following chart sets forth the relationship among the Company and all of its subsidiaries, including their respective percentages of voting securities, as of May 31, 2002.


Name of Entity                             Percentage of Voting Securities Held                  Relationship
--------------                             ------------------------------------                  ------------
Roadhouse Grill Commercial Inc.                            100%                            Wholly-owned subsidiary of
                                                                                                Roadhouse Grill, Inc.
Roadhouse Grill of Georgia, Inc.                           100%                            Wholly-owned subsidiary of
                                                                                                Roadhouse Grill, Inc.
Roadhouse Grill of New York                                100%                            Wholly-owned subsidiary of
                                                                                                Roadhouse Grill, Inc.
Roadhouse Grill of North Miami, Inc.                       100%                            Wholly-owned subsidiary of
                                                                                                Roadhouse Grill, Inc.
Roadhouse Grill of South Carolina Inc.                     100%                            Wholly-owned subsidiary of
                                                                                                Roadhouse Grill, Inc.
Roadhouse Grill-Davie LLC                                  100%                            Wholly-owned subsidiary of
                                                                                                Roadhouse Grill, Inc.
Roadhouse Property, LLC                                    100%                            Wholly-owned subsidiary of
                                                                                                Roadhouse Grill, Inc.


         (c) The above stated relationships between the Company and its subsidiaries will remain the same after the effective date of the Plan of Reorganization.

                             MANAGEMENT AND CONTROL

         4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

         The following chart sets forth the executive officers and directors of the Company, as of May 31, 2002. Except as otherwise noted below, the address for each executive officer and director listed below is 2703-A Gateway Drive, Pompano Beach, Florida 33069:


Name                                                          Title
----                                                          -----
Ayman Sabi                 President and Chief Executive Officer, Director
Gary Bennett               Vice President and Chief Operating Officer
Martin Bernholz            Secretary
Alain K.K. Lee             Vice President - Franchising, Business Development and Corporate Affairs,
                           Director
Vincent Tan                Director
Philip Friedman            Director
John Hoey                  Director

         The following chart sets forth the persons chosen to be executive officers and directors of the Company upon the effective date of the Plan of Reorganization. Except as otherwise noted below, the address for each executive officer and director listed below is 2703-A Gateway Drive, Pompano Beach, Florida 33069:


Name                                                          Title
----                                                          -----
Ayman Sabi                 President and Chief Executive Officer, Director
Gary Bennett               Vice President and Chief Operating Officer
Alain K.K. Lee             Vice President - Franchising, Business Development and Corporate Affairs,
                           Director
Martin Bernholz            Secretary
Vincent Tan                Director
Philip Friedman            Director
John Hoey                  Director

         5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

         As of May 31, 2002:


            COL. A                         COL. B                       COL. C                       COL. D
  NAME AND COMPLETE MAILING         TITLE OF CLASS OWNED             AMOUNT OWNED             PERCENTAGE OF VOTING
           ADDRESS                                                                              SECURITIES OWNED
Vincent Tan                             Common Stock                 6,055,466 (1)                   62.3%
Berjaya Group (Cayman)                  Common Stock                 6,035,466                       62.2%
Limited ("Berjaya")

-------------------------------------------------

(1) Represents (i) 6,035,466 shares beneficially owned by Berjaya and (ii) 20,000 shares of common stock issuable upon exercise of options beneficially owned by Mr. Tan. As Chairman and Chief Executive Officer of Berjaya Group Berhad and the owner of 100% of the outstanding shares of Berjaya, Mr. Tan may be deemed to be the beneficial owner of all of the shares owned by Berjaya in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934. Mr. Tan disclaims ownership of the shares beneficially owned by Berjaya. The address for Mr. Tan and Berjaya is Level 28, Menara Shahzan Insas, 30 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia.

         As of the effective date of the Plan of Reorganization:


            COL. A                         COL. B                       COL. C                       COL. D
  NAME AND COMPLETE MAILING         TITLE OF CLASS OWNED             AMOUNT OWNED             PERCENTAGE OF VOTING
           ADDRESS                                                                              SECURITIES OWNED
Vincent Tan                             Common Stock                      (1)                         (1)
Berjaya Group (Cayman) Limited          Common Stock                      (1)                         (1)

-------------------------------------------------

(1) The number of shares and percentage owned by Vincent Tan and Berjaya after the effective date of the Plan of Reorganization is not currently calculable. It is expected that Berjaya will receive approximately 6,250,000 shares pursuant to the reorganization representing the conversion of a $1,500,000 note made by Berjaya to the Company, into common stock of the Company. In addition to these shares, Berjaya is expected to receive, along with other holders of the Company's common stock, an amount of common stock of the Company based upon Berjaya's pre-reorganization ownership percentage of the Company's common stock, all as discussed in the attached Disclosure Statement and Plan of Reorganization. As Chairman/Chief Executive Officer of Berjaya Group Berhad and the owner of 100% of the outstanding shares of Berjaya, Mr. Tan may be deemed to be the beneficial owner of all of the shares owned by Berjaya in accordance with Rule 13d-3 under the Securities and Exchange Act of 1934. Mr. Tan disclaims ownership of the shares beneficially owned by Berjaya. The address for Mr. Tan and Berjaya is Level 28, Menara Shahzan Insas, 30 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia.

                                  UNDERWRITERS

         6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         None

                               CAPITAL SECURITIES

         7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

         As of May 31, 2002:


    COL. A                                                COL. B                      COL. C
TITLE OF CLASS                                       AMOUNT AUTHORIZED          AMOUNT OUTSTANDING
--------------                                       -----------------          ------------------
Common Stock, par value $.03 per share               30,000,000 shares            9,708,741 shares
Preferred Stock, par value $.01 per share            10,000,000 shares            None
10% Demand Promissory Note (Berjaya)                 (1)                              (1)
9.5% Promissory Note (CBBC1)                         (2)                              (2)
9.5% Promissory Note (CBBC2)                         (2)                              (2)

-------------------------------------------------

(1) On February 14, 2001, Berjaya (which currently owns approximately 62% of the Company's common stock) loaned the Company $1.5 million. The loan originally was evidenced by a promissory note which bore interest at 10% per annum and originally was collateralized by intellectual property. This note was later replaced by a promissory note dated as of February 25, 2002, which is payable upon demand after six months.

(2) Due to the Company's liquidity problems, on February 21, 2001, the Company issued two notes for an aggregate amount of $5.9 million to Colorado Boxed Beef Company ("CBBC"), the Company's then principal food supplier, for trade payables. The notes were to bear interest at 9.5%. The note for $4.4 million was due no earlier than 180 days from the date of the note. The $1.5 million note matured on April 21, 2001. The Company was unable to make the $1.5 million payment on April 21, 2001. In July 2001, CBBC agreed to restructure the notes. Under the new terms of the notes, the Company paid CBBC $200,000 in July 2001. The Company was also required to pay CBBC an additional $1.0 million on or before September 30, 2001. If the $1.0 million payment was made, the notes were to be amortized over 48 months bearing interest at 11.5%. The notes were to be secured by the unencumbered fixed assets of 17 restaurant locations. In September 2001, the Company paid CBBC approximately $0.6 million but was unable to pay the additional $0.4 million required by the two new notes. As of January 27, 2002, the Company owed CBBC approximately $5.3 million. It is anticipated that this note will be restructured under the Plan of Reorganization.

         As of the Effective Date of the Plan of Reorganization:


    Col. A                                                Col. B                         Col. C
TITLE OF CLASS                                       AMOUNT AUTHORIZED             AMOUNT OUTSTANDING
--------------                                       -----------------             ------------------
Common Stock, par value $.03 per share               30,000,000 shares            12,666,879 shares (1)
Preferred Stock, par value $.01 per share            10,000,000 shares            None
5% Unsecured Promissory Notes due 2007               (2)                              (2)
5% Secured Promissory Notes due 2010                 (2)                              (2)

-------------------------------------------------

(1) Calculated using estimated value of $3,500,000 for the DIP Financing Obligation as described in Section IV(C) of the Disclosure Statement attached hereto.

(2) The authorized and outstanding amounts of the 5% Unsecured Promissory Notes due 2007 and 5% Secured Promissory Notes due 2010 are not currently calculable as a result of the manner in which they will be issued under the Plan of Reorganization, as described in Section IV of the Disclosure Statement attached hereto.

         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Each outstanding share of the Company's Common Stock has, and will have, one vote with respect to all matters subject to common stockholder vote.

         Holders of the Notes will not have any voting rights by reason of ownership of those securities.

                              INDENTURE SECURITIES

         8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act. All Capitalized terms in this Item 8 shall have the same meaning as provided for in the Indenture.

(A)      Events of Default and Withholding of Notice of Default.

         The following are Events of Default under the Indenture:

         (i) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by Article Ten of the Indenture);

         (ii) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or the failure to make a mandatory redemption pursuant to Section
3.03 of the Indenture) (whether or not such payment shall be prohibited by Article Ten of the Indenture);

         (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to Section 5.01 of the Indenture, which shall constitute an Event of Default with such notice requirement but without such passage of time requirement);

         (iv) except for any events arising from or relating to the Plan of Reorganization or the bankruptcy proceeding giving rise to the Plan of Reorganization, the Company, pursuant to or under or within the meaning of any Bankruptcy Law:

                  (a) commences a voluntary case or proceeding;

                  (b) consents to the entry of an order for relief against it in an involuntary case or proceeding;

                  (c) consents to the appointment of a Custodian of it or for all or substantially all of its property;

                  (d) makes a general assignment for the benefit of its creditors; or

                  (e) shall generally not pay its debts when such debts become due or shall admit in writing its inability to pay its debts generally; or


         (vii) except for any orders or decrees arising from or relating to the Plan of Reorganization or the bankruptcy proceeding giving rise to the Plan of Reorganization, a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                  (a) is for relief against the Company in an involuntary case or proceeding,

                  (b) appoints a Custodian of the Company for all or substantially all of its properties taken as a whole, or

                  (c) orders the liquidation of the Company,

and in each case the order or decree remains unstayed and in effect for 60 days.

         If a Default or an Event of Default occurs and is continuing and if it is known to a Trust Officer, the Trustee shall mail to each Holder notice of the uncured Default or Event of Default within 90 days after obtaining knowledge thereof. Except in the case of a Default or an Event of Default in payment of principal of, or interest on, any Note, including an accelerated payment, a Default in payment on the Change of Control Payment Date pursuant to a Change of Control Offer and a Default in compliance with Article Five of the Indenture, the Trustee may withhold the notice if and so long as its Board of Directors, the executive committee of its Board of Directors or a committee of its directors and/or Trust Officers in good faith determines that withholding the notice is in the interest of the Holders. The foregoing sentence of Section 7.05 shall be in lieu of the proviso to ss.315(b) of the TIA and such proviso to ss.315(b) of the TIA is expressly excluded from the Indenture and the Notes, as permitted by the TIA.

(B) Authentication and Delivery of the Notes and the Application of Proceeds Thereof.

         Two Officers, or an Officer and an Assistant Secretary, shall sign, or one Officer or an Assistant Secretary (each of whom shall, in each case, have been duly authorized by all requisite corporate actions) shall attest to, the Notes for the Company by manual or facsimile signature.

         If an Officer or Assistant Secretary whose signature is on a Note was an Officer or Assistant Secretary at the time of such execution but no longer holds that office or position at the time the Trustee authenticates the Note, the Note shall nevertheless be valid.

         A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture.

         The Trustee may appoint an authenticating agent (the "Authenticating Agent") reasonably acceptable to the Company to authenticate Notes. Unless otherwise provided in the appointment, an Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such Authenticating Agent. An Authenticating Agent has the same rights as an Agent to deal with the Company or with any Affiliate of the Company.

         Notes shall be issued in the form of permanent certificated Notes in definitive registered form. The aggregate principal amount of each Note may from time to time be decreased as a result of prepayments of principal pursuant to
Section 3.03 of the Indenture by adjustments made on the records of the Trustee.

         The Securities are being issued to creditors of Roadhouse Grill, Inc. in accordance with the Plan of Reorganization.

(C)      Satisfaction and Discharge of Indenture.

         The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (a) either (i) all Notes, theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (b) the Company has paid all other sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with; PROVIDED, HOWEVER, that such counsel may rely, as to matters of fact, on an Officers' Certificate of the Company.

         The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and Holders and any amounts deposited under Section 8.01 of the Indenture, except for (a) the rights of Holders to receive payments in respect of the principal of and interest on the Notes when such payments are due, (b) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (c) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (d) the Legal Defeasance provisions of Section 8.01 of the Indenture. Without limiting the foregoing, Legal Defeasance shall discharge the obligations of the

Company to make mandatory redemptions of Notes with Excess Cash Flow pursuant to
Section 3.03 of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to covenants contained in Sections 4.04, 4.05, 4.08 and 4.09 of the Indenture and Article Five of the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event of Covenant Defeasance, those events described under Section 6.01 (except those events described in Section 6.01(a), (b), (f) and (g)) of the Indenture shall no longer constitute an Event of Default with respect to the Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance:

                           (a) the Company must irrevocably deposit with the
                  Trustee, in trust, for the benefit of the Holders cash in United States dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as shall be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest on the Notes on the stated date for payment thereof or on the applicable Redemption Date, as the case may be;

                           (b) in the case of Legal Defeasance, the Company
                  shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee (which may be counsel to the Company) confirming that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders shall not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

                           (c) in the case of Covenant Defeasance, the Company
                  shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee (which may be counsel to the Company) confirming that the Holders shall not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and shall be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

                           (d) no Default or Event of Default shall have
                  occurred and be continuing on the date of such deposit (other than a Default or Event of Default with respect to the Indenture resulting from the incurrence of Indebtedness, all or a portion of which will be used to defease the Notes concurrently with such incurrence) or insofar as Events of Default under Section 6.01 (d) or (e) of the Indenture from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

                           (e) such Legal Defeasance or Covenant Defeasance
                  shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

                           (f) the Company shall have delivered to the Trustee
                  an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

                           (g) the Company shall have delivered to the Trustee
                  an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with; and

                           (h) the Company shall have delivered to the Trustee
                  an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds shall not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

         Notwithstanding the foregoing, the Opinion of Counsel required by clause (b) with respect to Legal Defeasance need not be delivered if all the Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) shall become due and payable on the maturity date within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by such Trustee in the name, and at the expense, of the Company.

(D) Evidence Required to be Furnished by the Company to the Trustee with Respect to Compliance with Conditions and Covenants.

         The Company shall deliver to the Trustee, within 90 days after the end of each of the Company's fiscal years, an Officers' Certificate (signed by the principal executive officer, principal financial officer and/or principal accounting officer) stating that a review of its activities and the activities of its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether it has kept, observed, performed and fulfilled its obligations under the Indenture and further stating, as to each such officer signing such certificate, that to the best of such officers' knowledge the Company during such preceding fiscal year has kept, observed, performed and fulfilled each and every such obligation and no Default or Event of Default occurred during such year and at the date of such certificate there is no Default or Event of Default that has occurred and is continuing or, if such signers do know of such Default or Event of Default, the certificate shall describe the Default or Event of Default and its status with particularity. The Officers' Certificate shall also notify the Trustee should the Company elect to change the manner in which it fixes its fiscal year end.

         So long as any of the Notes are outstanding (i) if any Default or Event of Default has occurred and is continuing or (ii) if any Holder seeks to exercise any remedy under the indenture with respect to a claimed Default under the Indenture or the Notes, the Company shall promptly deliver to the Trustee by registered or certified mail or by telegram, telex or facsimile transmission followed by hard copy by registered or certified mail an Officers' Certificate specifying such event, notice or other action promptly of its becoming aware of such occurrence.

         9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         None

         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises--

         (a) Pages numbered 1 to 10, consecutively.

         (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (included as Exhibit 25.1 hereto).

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A.               Amended and Restated Articles of Incorporation of the
                           Company and amendments thereto, incorporated by reference to the Company's Registration Statement on Form S-1, filed with the Commission on September 26,
                           1996, and amendments thereto.

Exhibit T3B.               Amended and Restated By-Laws of the Company,
                           incorporated by reference to the Company's
                           Registration Statement on Form S-1, filed with the Commission on September 26, 1996, and amendments thereto.

Exhibit T3C.               Form of the Indenture between the Company and State
                           Street Bank and Trust Company.

Exhibit T3D.               Not applicable.

Exhibit T3E.               A copy of the Disclosure Statement, as amended,
                           regarding the Plan of Reorganization, as amended, with certain exhibits thereto.

Exhibit T3F.               A cross reference sheet showing the location in the
                           Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit
                           T3C).

Exhibit 25.1               Statement of Eligibility on Form T-1.


                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Roadhouse Grill, Inc., a corporation organized and existing under the laws of the State of Florida, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Pompano Beach, and State of Florida, on the 17th day of June, 2002.

(SEAL)




                                            ROADHOUSE GRILL, INC.


Attest: /s/ Rebecca A. Parker               By: /s/ Ayman Sabi
        --------------------------------        --------------------------------
        Name:  Rebecca A. Parker                Name: Ayman Sabi
        Title: Project Manager                  Title: Chief Executive Officer